Exhibit 99.1

KITOV PHARMACEUTICALS HOLDINGS LIMITED

Notice of Special General Meeting of Shareholders

Notice is hereby given that a Special General Meeting of Shareholders (the “Meeting” or the “Special Meeting”) of Kitov Pharmaceuticals Holdings Limited (“Kitov” or the “Company”) will be held at Kitov’s executive offices at One Azrieli Center, Round Tower, 23rd Floor, Tel Aviv, Israel on Monday, June 27, 2016, at 4:30 p.m. local time, for the following purposes:

1.	To approve the Kitov Pharmaceuticals Holdings Ltd. 2016 Equity-Based Incentive Plan to qualify for incentive stock options for US tax purposes.

2.	To approve an amendment to the terms of office and compensation of Mr. Isaac Israel, a member of the Board of Directors and Chief Executive Officer of the Company, including the grant of equity-based incentive compensation.

3.	To approve the grant of equity-based incentive compensation to Mr. Simcha Rock, a member of the Board of Directors and Chief Financial Officer of the Company.

4.	To approve an amendment to the terms of office and compensation of Dr. John Paul Waymack, the Chairman of the Board of Directors and Chief Medical Officer of the Company, including the grant of equity-based incentive compensation.

Only shareholders of record at the close of business in New York on Wednesday, May 25, 2016 will be entitled to vote at the Special Meeting. Two shareholders who are present at the Annual Meeting, in person or by proxy or represented by their authorized persons, and who hold in the aggregate twenty-five percent or more of the paid-up share capital of the Company, shall constitute a legal quorum. Should no legal quorum be present one half hour after the scheduled time, the Meeting shall be adjourned to one week from that day, at the same time and place.

As permitted under the Israeli Companies Law 5759-1999 and Regulations enacted pursuant to such law, and as set forth in our amended and restated articles of association, we are not required to physically deliver a notice of a shareholders meeting and a proxy statement. We have prepared this Notice of Special General Meeting of Shareholders, and will prepare the accompanying proxy statement and voting instruction forms, (collectively, the “Proxy Materials”) in accordance with applicable rules, regulations and disclosure requirements in the State of Israel, as such are applicable to a Company whose securities are traded on both the Tel Aviv Stock Exchange and the NASDAQ. Our Proxy Materials may not necessarily be mailed to beneficial shareholders in Israel, nor to beneficial ADS holders in the United States.

The full set of Proxy Materials are expected to be furnished to the SEC on Form 6-K on or before Monday, May 23, 2016, and will be available to the public on the SEC’s website at http://www.sec.gov. The Proxy Materials will also be submitted to the Israeli Securities Authority and TASE, and available on the websites: www.magna.isa.gov.il or www.maya.tase.co.il. The Proxy Materials will also be made available on our corporate website at www.kitovpharma.com, as required under the Companies Law and Regulations governing distribution of the Proxy Materials.

Under Israeli law shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (“Position Statement”) to the Company Offices, Attn: Avraham Ben-Tzvi, Adv., General Counsel and Company Secretary. Any Position Statement received will be furnished to the SEC on Form 6-K, and will be made available to the public on the SEC’s website at http://www.sec.gov, and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il. Position Statements should be submitted to the Company no later than Friday, June 17, 2016, at 4:30 p.m. Israel time.

All Voting Slips (together with proofs of share ownership, and all documents required to be submitted therewith) must be delivered to the Company Offices set forth above, such that the Voting Slip arrives no later 4 hours prior to the designated time of the Meeting, namely by no later than on Monday, June 27, 2016 at 12:30 p.m. Israel Time.

By Order of the Board of Directors,
/s/ Avraham Ben-Tzvi
Avraham Ben-Tzvi, Adv.
General Counsel and Company Secretary

May 20, 2016

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